Filed Pursuant to Rule 433
Registration Statement No. 333-129214

 ASPEN INSURANCE HOLDINGS LIMITED

 PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

Final Term Sheet

Issuer:	Aspen Insurance Holdings Limited, a Bermudian holding company

Security Type:	7.401% Perpetual Non-Cumulative Preference Shares (the ‘‘Preference Shares’’)

Amount:	$200,000,000 (8,000,000 shares)

Expected Ratings:	Ba1 (Moody’s)/BBB− (S&P)

Legal Format:	SEC Registered

Trade Date:	November 10, 2006

Settlement Date (T+ 3):	November 15, 2006

Issue Price:	$25 per share

Maturity:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate During Fixed Rate Period:	7.401% of the $25 liquidation preference of each share from Settlement Date up to but excluding the January 1, 2017 Dividend Payment Date, payable on a non-cumulative basis

Dividend Rate During Floating Rate Period:	Commencing on January 1, 2017, dividends will be payable on a non-cumulative basis at a floating annual rate, reset quarterly, equal to 3-month LIBOR plus 3.28%

First Dividend Payment Date:	January 1, 2007

Dividend Payment Dates:	January 1, April 1, July 1 and October 1

Optional Redemption:	On or after January 1, 2017, in whole or in part, at $25 per share, plus declared and unpaid dividends.

At any time prior to January 1, 2017, in whole but not in part, upon a proposal for merger, amalgamation, or consolidation, arrangement, reconstruction or discontinuance or a proposal for any other matter that requires as a result of a change of Bermuda law an affirmative vote of the holders of the Preference Shares, at a redemption price equal to the greater of: (1) $25 per share and (2) the sum of the present value of $25 per share and the present value of all undeclared dividends for the dividend periods from the redemption date to and including the January 1, 2017 Dividend Payment Date, in each case, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 45 basis points, and in the case of both (1) and (2) plus declared and unpaid dividends.

Latest Termination Date of Replacement Capital Covenant:	November 15, 2046

CUSIP/ISIN:	G05384 13 9/BMG053841398

Listing:	The Company has applied to have the Preference Shares listed on the NYSE under the symbol ‘‘AHLPRA’’

Underwriting Discounts and Commissions:	$0.3375 per share

Maximum Selling Concession Per Share:	$0.20 per share

Reallowance to Other Dealers:	$0.15 per share

Estimated Net Proceeds to Company, After Underwriting Discounts and Commissions and Estimated Expenses:	Approximately $196.8 million

Joint Book-Running Managers:	Lehman Brothers Inc. (2,800,000 shares) (35.0%) UBS Securities LLC (2,800,000 shares) (35.0%)

Co-Managers:	Deutsche Bank Securities Inc. (1,000,000 shares) (12.5%) Goldman, Sachs & Co. (1,000,000 shares) (12.5%) Dowling & Partners Securities, LLC (400,000 shares) (5.0%)

Additional Disclosure:	As disclosed in a Current Report on Form 8-K filed by the Company on November 9, 2006, the Company advises that the amount disclosed in its Annual Report on Form 10-K for the year ended December 31, 2005 in respect of the maximum amount of distributions that the Company's insurance subsidiaries, Aspen Insurance UK Limited, Aspen Insurance Limited and Aspen Specialty Insurance Company, could have paid to the Company under applicable laws and regulations without prior regulatory approval should have been approximately $86.5 million and was overstated by approximately $64.6 million. The Company further advises that such amount as at September 30, 2006 was approximately $205.0 million.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free Lehman Brothers Inc. at 1-888-603-5847 and UBS Securities LLC at 1-888-722-9555, extension 1088.

Terms are used in this term sheet with the meanings assigned to them in the preliminary prospectus, dated November 8, 2006, included in the registration statement referred to above.